FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of September 2006

                        Commission File Number 000-51141

                                  DRYSHIPS INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the interim unaudited financial statements and related information and data of DryShips Inc. (the "Company") as of and for the period June 30, 2006.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3/A, File no. 333-133482, filed on May 3, 2006.

                                                                    Exhibit 1

                     MANAGEMENT'S DISCUSSION AND ANLYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Unless otherwise specified herein, references to "DryShips or the "Company" shall include DryShips Inc. and its applicable subsidiaries.

Three Months ended June 30, 2006

For the second quarter ended June 30, 2006, Net Revenues (voyage revenues less voyage expenses) amounted to $51.5 million as compared to $74.3 million for the second quarter ended June 30, 2005 and Operating Income was $23.4 million for the second quarter ended June 30, 2006 as compared to $49.8 million for the quarter ended June 30, 2005. Net Income for the second quarter of 2006 was $12.1 million after non recurring items totalling $3.8 million, as compared to $42.5 million in the quarter ended June 30, 2005 and Earnings Per Share (EPS)
calculated on 30.41 million weighted average basic and diluted shares outstanding were $0.40 as compared to $1.40 in the quarter ended June 30, 2005 calculated on 30.35 million weighted average basic and diluted shares outstanding. EBITDA for the second quarter of 2006 was $37.8 million as compared to $61.4 million in the quarter ended June 30, 2005.

An average of 28.3 vessels were owned and operated during the second quarter of 2006, earning an average time charter equivalent or TCE rate of $20,603 per day as compared to an average of 23.9 vessels owned and operated during the second quarter of 2005 earning an average TCE rate of $34,691 per day.


Six Months ended June 30, 2006

For the first half year ended June 30, 2006, Net Revenues (voyage revenues less voyage expenses) amounted to $102.3 million as compared to $102.5 million for the first half year ended June 30, 2005 and Operating Income was $47.5 million as compared to $69.7 million for the first half year ended June 30, 2005. Net Income for the first half year of 2006 was $30.2 million as compared to $62.1 million in the first half year ended June 30, 2005 and Earnings Per Share (EPS) calculated on 30.38 million weighted average basic and diluted shares outstanding were $0.99 as compared to $2.26 in the first half year ended June 30, 2005 calculated on 27.5 million weighted average basic and diluted shares outstanding. EBITDA for the first half year of 2006 was $75.9 million as compared to $84.5 million in the first half year ended June 30, 2005.(1)

----------
(1) Please see below for the reconciliation of EBITDA to net cash provided by operating activities.

An average of 27.65 vessels were owned and operated during the first half year of 2006, earning an average TCE rate of $20,955 per day as compared to an average of 16.32 vessels owned and operated during the first half year of 2005 earning an average TCE rate of $35,116 per day.

Fleet Expansion

During the second quarter 2006, DryShips took delivery of the two vessels it had agreed to acquire during the first quarter of 2006. Specifically, on April 19th, 2006, DryShips took delivery of "Hille Oldendorff", a 2005 built, 55,566 dwt, handymax drybulk carrier. Also, on May 15th, 2006, DryShips took delivery of "Maganari", a 2001 built second-hand 75,941 dwt Panamax drybulk carrier.

During the second quarter 2006, DryShips entered into agreements to acquire five additional Panamax vessels for a total consideration of approximately $154 million. Four of these vessels are sister ships to vessels in the existing DryShips fleet. These five vessels have a total carrying capacity of 358,625 dwt; two were built in 1994, two in 1996 and one in 2004. DryShips expects to take delivery of these vessels between September and October 2006. All of them were acquired with time charters attached terminating between December 2006 and September 2007 at daily rates between $ 16,100 and $ 18,000.

Following delivery of these five vessels, DryShips fleet will consist of a total of 34 vessels that will include 4 Capesize, 27 Panamax and 3 Handymax dry bulk carriers with an aggregate carrying capacity of approximately 2.75 dwt and an average age of 10.5 years.

Liquidity and Capital Resources

On June 30, 2006, debt to total capitalization (debt, net of deferred financing fees and stockholders' equity) was 62% and net debt (total debt less cash and cash equivalents and restricted cash) to total capitalization was 57%.

As of August 29, 2006 the Company had a total liquidity of approximately $128.0 million consisting of $83.3 million in cash and cash equivalents (including restricted cash) and an undrawn balance of $44.7 million available under the new credit facility.


Dividend Payment

On June 19, 2006, DryShips declared its quarterly dividend of $0.20 per common share. This was the fifth consecutive dividend payment since the Company went public in 2005. Since that time, DryShips has paid a total of $1.00 per share in dividends.

New Credit Facility

On March 22, 2006 DryShips accepted a new credit facility with HSH Nordbank acting as Lead Arranger and Agent while HSH Nordbank and Bank of Scotland acted as joint underwriters.

The new facility provides for an amount of up to $624.5 million in total of which $553.3 million is to be used for the purpose of refinancing existing indebtedness with a term of 10 years maturing in May 2016 and up to $71.25 million for the acquisition of new vessels.

On April 5, 2006, the Company drew down $553.3 million for the refinancing of existing debt together with the financing for the Hille Oldendorff.

Total principal repayments under the new facility are $36.0 million for the remainder (6 months) of 2006, followed by $55.5 million in 2007, $49.0 million in 2008, $45.5 million in 2009 and $42.0 million in 2010 through 2015 and $115.3 million in 2016. The aforementioned repayments exclude principal repayments for the five additional panamax vessels for which DryShips has entered into agreements to purchase. DryShips expects to take delivery of these vessels between September and October 2006.

Fleet Data

Three Months Ended June 30, 2006

(Dollars in thousands, except per share data and Average Daily Results - unaudited)

                                          3 Months Ended        3 Months Ended
                                           June 30, 2006         June 30, 2005
Average numbers of vessels (1)                      28.3                  23.9
Total voyage days for fleet (2)                    2,501                 2,143
Calandar days (3)                                  2,575                 2,177
Fleet Ultilization (4)                             97.1%                 98.4%
Time charter equivalent (5)                       20,603                34,691
Capesize                                          29,823                53,953
Panamax                                           19,897                30,449
Handymax                                          16,805                25,571
Vessel operating expenses (6)                      4,311                 4,457
Management fees                                      586                   671
General and administrative expenses (7)              402                   672
Total vessel operating expenses (8)                5,299                 5,800

Six Months Ended June 30, 2006

(Dollars in thousands, except per share data and Average Daily Results - unaudited)

                                          6 Months Ended        6 Months Ended
                                           June 30, 2006         June 30, 2005
Average numbers of vessels (1)                      27.7                  16.3
Total voyage days for fleet (2)                    4,882                 2,920
Calandar days (3)                                  5,005                 2,954
Fleet Ultilization (4)                             97.5%                 98.8%
Time charter equivalent (5)                       20,955                35,116
Capesize                                          31,829                59,052
Panamax                                           19,799                30,619
Handymax                                          16,083                22,570
Vessel operating expenses (6)                      4,314                 4,616
Management fees                                      590                   680
General and administrative expenses (7)              400                   758
Total vessel operating expenses (8)                5,304                 6,054


(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days associated with major repairs, drydockings or special or intermediate surveys.

(3) Calendar days are the total days the vessels were in our possession for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.

(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(8) Total vessel operating expenses, or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.


Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Total TCE revenue decreased during the second quarter of 2006 compared to the second quarter of 2005, primarily as a result of decrease in the daily average TCE rate from $34,691 in the second quarter of 2005 compared to $20,603 in the second quarter of 2006 off-set by an increase in the average number of vessels operated, from an average of 23.9 vessels in the second quarter of 2005 to 28.3 vessels in the second quarter of 2006.

Vessel operating expenses increased to $11.1 million for the second quarter of 2006 compared to $9.7 million for the second quarter of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 23.9 vessels for the second quarter of 2005 to 28.3 vessels for the second quarter of 2006, plus an increase in daily vessel operating expenses from $4,457 per day for the second quarter of 2005 to $4,311 per day for the second quarter of 2006. This increase is primarily a result of three vessels passing drydocking in the second quarter of 2006 compared to one vessel in the second quarter of 2005.

Depreciation and amortization increased to $14.5 million in the second quarter of 2006 compared to $11.9 million in the second quarter of 2005. This was a direct result of the increase in the Company's fleet from an average of 23.9 vessels in the second quarter of 2005 to an average of 28.3 vessels in the second quarter of 2006.

Management fees remained constant at $1.5 million in the second quarter of 2006 and 2005.

General and administrative expense decreased marginally from $1.5 million in the second quarter of 2005 to $1.0 million in the second quarter of 2006 as a result of lower accruals in 2006.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Total TCE revenue decreased marginally during the first half year of 2006 compared to the first half year of 2005, primarily as a result of an increase in the average number of vessels operated, from an average of 16.3 vessels in the first half year of 2005 to 27.7 vessels in the first half year of 2006 offset by a decline in the average daily TCE rate from $35,116 in the first half year of 2005 to $20,955 in the first half year of 2006.

Vessel operating expenses increased to $21.6 million for the first half year of 2006 compared to $13.6 million for the first half year of 2005. The increase is attributable to the increase in the number of vessels operated from an average of 16.3 vessels for the first half year of 2005 to 27.7 vessels for the first half year of 2006, offset by a lower daily vessel operating expenses decreasing from $4,616 per day for the first half year of 2005 to $4,314 per day for the first half year of 2006. This decrease is primarily a result of a younger fleet and only 2 vessel deliveries in the first half year of 2006, whereas 20 vessels were delivered to the Company during the first half-year of 2005. Generally the delivery of vessels entails additional associated costs. Depreciation and amortization increased to $28.3 million in the first half year of 2006 compared to $15.0 million in the first half year of 2005. This was a direct result of the increase in the Company's fleet from an average of 16.3 vessels in the first half year of 2005 to an average of 27.7 vessels in the first half-year of 2006.

Management fees increased to $3.0 million in the first half year of 2006 compared to $2.0 million in the first half year of 2005 as a direct result of the increase in the number of fleet calendar days from 2,954 in the first half year of 2005 to 5,005 in the first half year of 2006 due to the growth of the fleet.

General and administrative expense decreased marginally from $2.2 million in the first half year of 2005 to $ 2.0 million in the first half year of 2006.

DryShips Inc. Fleet

As at June 30, 2006, our fleet consisted of 29 vessels. We have since entered into agreements to acquire five additional vessels with expected delivery between September 2006 and October 2006.

During the three month period ended June 30, 2006, the Company operated the following types of vessels:

                                        Capesize   Panamax    Handymax   Total

Average number of vessels during period    4.00       21.50      2.80      28.30
Number of vessels at end of period         4.00       22.00      3.00      29.00
DWT at end of period                    657,256   1,588,397   150,069  2,395,722
DWT as percentage of total fleet         27.43%      66.30%     6.26%    100.00%
Average age at the end of period          10.50       11.50      5.70      11.56


During the six month period ended June 30, 2006, the Company operated the following types of vessels:

                                        Capesize   Panamax    Handymax   Total

Average number of vessels during period    4.00       21.25      2.40      27.65
Number of vessels at end of period         4.00       22.00      3.00      29.00
DWT at end of period                    657,256   1,588,397   150,069  2,395,722
DWT as percentage of total fleet         27.43%      66.30%     6.26%    100.00%
Average age at the end of period          10.50       11.50      5.70      11.56


Financial Statements

The following are DryShips Inc.'s unaudited Condensed Income Statements for the three-month and six-month periods ended June 30, 2006 and June 30, 2005:

(Dollars in thousands, except per share         3 Months Ended    3 Months Ended        6 Months Ended         6 Months Ended
data and Average Daily Results - unaudited)      June 30, 2006     June 30, 2005         June 30, 2006         June 30, 2005
                                               ---------------   -----------------      --------------       ------------------
                                                  Unaudited      Restated Unaudited       Unaudited          Restated Unaudited
INCOME STATEMENT DATA
Voyage revenues, net                              $54,548           $78,001              $109,357              $108,166
Voyage expenses                                     3,019             3,659                 7,057                 5,628

Vessels operating expenses                         11,102             9,702                21,596                13,635
Depreciation and amortization                      14,509            11,891                28,274                14,980
Management fees                                     1,510             1,460                 2,954                 2,009
General and administrative                          1,035             1,464                 2,004                 2,240

Operating Income                                   23,373            49,825                47,472                69,674

Interest and finance costs, net                   (11,195)           (6,945)              (17,304)               (7,347)
Other, net                                           (121)             (353)                    1                  (206)

NET INCOME                                        $12,057           $42,527               $30,169               $62,121

Basic and fully diluted earnings per share          $0.40             $1.40                 $0.99                 $2.26
Weighted average basic and diluted
shares outstanding                             30,412,245        30,350,000            30,381,294            27,541,713

The following are DryShips Inc.'s Condensed Balance Sheets as at June 30, 2006 (unaudited) and December 31, 2005 (audited):

(Dollars in thousands)                                 As at               As at
                                               June 30, 2006   December 31, 2005
                                               -------------   -----------------
                                                   Unaudited             Audited
BALANCE SHEET DATA
Cash and cash equivalents                             16,663              5,184
Other current assets                                  38,331             13,593
Vessels, net                                         905,792            864,733
Restricted cash                                       20,000             21,011
Other non-current assets                               7,535              6,038
                                               --------------       -----------
TOTAL ASSETS                                         988,321            910,559
                                               --------------       -----------

Current portion of long-term debt                     68,862            107,738
Other current liabilities                             56,863             28,007
Long-term debt, net of current portion               508,333            417,615
Total Liabilities                                    634,058            553,360
Other non-current liabilities                            615                698
Total Stockholders' equity                           353,648            356,501
                                               --------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           988,321            910,559
                                               --------------       ------------

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities to EBITDA:

(Dollars in thousands)                           6 Months Ended   6 Months Ended
                                                 June 30, 2006    June 30, 2005
                                                 -------------    -------------

Net cash provided by operating activities             45,867            86,332
Net increase (decrease) in current assets              6,922             6,333
Net (increase) decrease in current liabilities         2,341           (17,199)
excluding current portion of long-term debt
Amortization of deferred revenue                        (152)            3,812
Amortization of free lubricants                           83              (460)
Change in fair value of derivatives                    3,122            (1,650)
Net interest expense                                  17,441             7,347
Amortization of deferred financing costs
included in interest expense                          (3,108)             (268)
Payments for dry-docking costs                         3,364               202
EBITDA                                                75,880            84,449


Fleet List

The table below describes in detail our fleet development and current employment profile as of August 30, 2006:

                        Year                                        Current        Redelivery
                       Built     Deadweight     Type             Employment    Earliest       Latest
Capesize
Manasota                2004        171,061   Capesize              $46,000      Sep-06       Nov-06
Alameda                 2001        170,662   Capesize              $28,000      Feb-07       Apr-07
Shibumi                 1984        166,058   Capesize              $22,000      Sep-06       Nov-06
Netadola                1993        149,475   Capesize              $30,750      Jan-07       Mar-07
Panamax
Conrad Oldendorff       2002         76,623    Panamax              $42,000      Nov-06       Feb-07
Coronado                2000         75,706    Panamax              $18,500      Apr-07       Jun-07
Waikiki                 1995         75,473    Panamax              $17,500      Feb-07       Apr-07
Mostoles                1981         75,395    Panamax    Baumarine $15,586
Linda Oldendorff        1995         75,100    Panamax       Spot - $20,000
Sonoma                  2001         74,786    Panamax    Baumarine $21,416
Catalina                2005         74,432    Panamax              $18,150      Sep-06       Oct-06
Ocean Crystal           1999         73,688    Panamax              $24,500      Nov-06       Feb-07
Padre                   2004         73,601    Panamax              $23,000      Oct-06       Nov-06
Toro **                 1995         73,034    Panamax    Baumarine $21,192
Xanadu                  1999         72,270    Panamax              $18,500      Apr-07       Jun-07
La Jolla                1997         72,126    Panamax              $18,500      Sep-06       Oct-06
Lacerta **              1994         71,862    Panamax    Baumarine $21,067
Panormos **             1995         71,747    Panamax    Baumarine $21,862
Paragon                 1995         71,259    Panamax       Spot - $22,500
Iguana                  1996         70,349    Panamax              $28,000      Sep-07       Nov-07
Daytona **              1989         69,703    Panamax    Baumarine $18,424
Lanikai **              1988         68,676    Panamax    Baumarine $18,690
Tonga **                1984         66,798    Panamax    Baumarine $14,832
Flecha                  1982         65,081    Panamax    Baumarine $15,580
Striggla **             1982         64,747    Panamax    Baumarine $16,208
Maganari***             2001         75,941    Panamax              $29,000      Feb-07       May-07
                                                                    $18,400      Feb-08       Jul-08
Handymax
Alona                   2002         48,640   Handymax              $19,900      Sep-06       Nov-06
Matira                  1994         45,863   Handymax              $15,800      Sep-06       Nov-06
Hille Oldendorff****    2005         55,566   Handymax              $20,020      Jan-07       May-07
DRYSHIPS FLEET                    2,395,722

Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels where rates are quoted, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

** Indicates vessels that are trading in the Baumarine Pool. Rates quoted refer to the vessels earnings as last reported, usually the previous month's earnings.

*** Maganari has been fixed on a direct continuation at $18,400 per day for 12 months. Earliest and latest redelivery dates are March 2007 and May 2007 respectively.

**** Hille Oldendorff is employed under a bareboat charter.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.' operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  DryShips Inc.
                                 ---------------------------------
                                  (Registrant)


Dated:  September 20, 2006
                                 By: /s/ Christopher J. Thomas
                                      ----------------------------------
                                      Christopher J. Thomas
                                      Chief Financial Officer


SK 23113 0002 704807